KEMA Partners LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 90,184
Accounts Receivable	60,503
Prepaid Expense	11,437
Total assets	$ 162,124

Liabilities & Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 74,456
Total liabilities	74,456
Members' equity	
Members' equity	87,668
Total members' equity	87,668
Total liabilities and members' equity	$ 162,124

The accompanying notes are an integral part of these financial statements.